UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Venus Concept, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92332W 105

(CUSIP Number)

R. Scott Barry

EW Healthcare Partners L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92332W 105	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,550,657(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,550,657(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,550,657(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.45%
14	TYPE OF REPORTING PERSON PN

(1)	See Items 3 and 5.

CUSIP No. 92332W 105	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 665,873 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 665,873 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,873 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.23%
14	TYPE OF REPORTING PERSON PN

(1)	See Items 3 and 5.

CUSIP No. 92332W 105	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Fund IX-GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,233,831 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,233,831 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,233,831 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.52%
14	TYPE OF REPORTING PERSON OO

(1)	See Items 3 and 5.

CUSIP No. 92332W 105	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,233,831 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,233,831 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,233,831 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.52%
14	TYPE OF REPORTING PERSON OO

(1)	See Items 3 and 5.

CUSIP No. 92332W 105	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,233,831 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,233,831 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,233,831 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.52%
14	TYPE OF REPORTING PERSON IN

(1)	See Items 3 and 5.

CUSIP No. 92332W 105	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,233,831 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,233,831 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,233,831 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.52%
14	TYPE OF REPORTING PERSON IN

(1)	See Items 3 and 5.

CUSIP No. 92332W 105	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,233,831 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,233,831 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,233,831 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.52%
14	TYPE OF REPORTING PERSON IN

(1)	See Items 3 and 5.

CUSIP No. 92332W 105	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,233,831 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17.233,831 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17.233,831 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.52%
14	TYPE OF REPORTING PERSON IN

(1)	See Items 3 and 5.

CUSIP No. 92332W 105	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Wiggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,233,831 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,233,831 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17.233,831 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.52%
14	TYPE OF REPORTING PERSON IN

(1)	See Items 3 and 5.

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and restates the Statement on Schedule 13D/A filed on March 31, 2020 (as amended, the “Amended Schedule 13D”), and relates to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Venus Concept, Inc. (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Amended Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Amended Schedule 13D. This Amendment No. 2 is being filed to update the aggregate percentage of the class of securities of the Issuer owned by the Reporting Persons as the shares of Preferred Stock have converted to shares of Common Stock following the approval by the stockholders of the Issuer at the stockholders’ meeting held on June 16, 2020, and to include warrants have become exercisable since the filing of the Amended Schedule 13D.

Item 1.	Security and Issuer.

(a)	Name of Issuer: Venus Concept, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

235 Yorkland Blvd, Suite 900

Toronto, ON M2J 4Y8

(c)	Title and Class of Securities: Common Stock

(d)	CUSIP Number: 92332W 105

Item 2.	Identity and Background.

(a) This Amendment No. 2 to Schedule 13D is being filed jointly by EW Healthcare Partners L.P., a Delaware limited partnership (“EWHP”), EW Healthcare Partners-A L.P., a Delaware limited partnership (“EWHP-A”), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership ( “Essex IX Fund GP”), Essex Woodlands IX, LLC, a Delaware limited liability company (“Essex IX General Partner”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual, Petri Vainio, an individual and Steve Wiggins, an individual (each a “Manager”, collectively, the “Managers”, and together with the EWHP, EWHP-A, Essex IX Fund GP and the Essex IX General Partner, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(c) The Principal business of EWHP and EWHP-A is growth capital investments. The principal business of Essex IX Fund GP is to act as the general partner of EWHP and EWHP-A. The principal business of Essex IX General Partner is to act as the general partner of Essex IX Fund GP. The principal business of the Managers is to direct the activities of Essex IX General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: (i) EW Healthcare Partners L.P. is a Delaware limited partnership; (ii) EW Healthcare Partners-A L.P. is a Delaware limited partnership; (iii) Essex Woodlands Fund IX-GP, L.P. is a Delaware limited partnership; (iv) Essex Woodlands IX, LLC is a Delaware limited liability company; and (v) Martin P. Sutter, R. Scott Barry, Ronald Eastman, Petri Vainio and Steve Wiggins are all individuals who are citizens of the United States.

Item 3.	Source or Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement dated March 18, 2020 by and among Venus Concept, Inc., a Delaware corporation (the “Company”) and certain investors, including EWHP and EWHP-A (the “Securities Purchase Agreement”), EWHP and EWHP-A (each an “EWHP Investor,” and collectively, the “EWHP Investors”), purchased 519,114.70 and 20,885.30 preferred units (the “Preferred Units”), respectively, issued and sold by the Company at an aggregate purchase price of $12,977,867.50 and $522,132.50 (the “Purchase Price”), respectively. Each Preferred Unit consisted of a share of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”) of the Company together with a warrant to purchase 0.75 share of Common Stock (the “Financing”). As a result of the affirmative vote of the Company’s stockholders at the Company’s stockholders’ meeting held on June 16, 2020, each share of Preferred Stock held by the EWHP Investors automatically converted into ten shares of Common Stock, par value $0.0001 per share (the “Common Stock”) pursuant to its terms. In addition, the Warrant to purchase shares of Common Stock included in the Units pursuant to the Securities Purchase Agreement are now exercisable.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Securities (as defined below) solely for the purpose of investment. The Reporting Persons may make additional purchases of the Company’s securities either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Company’s securities, general economic conditions, money and stock market conditions and other future developments.

Except as described in this Amendment No. 2 to Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

Item 5.	Interest in Securities of the Issuer

TOTAL OUTSTANDING SHARES. According to the registration statement on Form S-3 filed by the Company on January 27, 2021, the number of shares of the Company’s Common Stock outstanding on December 31, 2020 was 53,551,126 shares. For purposes of calculating the total outstanding shares on the date of filing of this Amendment No. 2 to Schedule 13D and the reporting persons’ ownership percentages, the Reporting Persons have included (i) the shares of Common Stock issued upon conversion of the Preferred Stock sold in the Financing together with shares previously owned by the Reporting Persons prior to the Financing, (iii) the shares issuable to the Reporting Persons upon exercise of those certain Warrants to Purchase Common Stock dated November 7, 2019 (748,674 shares) and March 18, 2020 (4,050,000 shares), issued by the Company, and (iv) the additional shares exercisable within sixty days of the filing of this Amendment No. 2 following the date of the filing of the Form S-3 under an option issued to R. Scott Barry, a principal of the Reporting Persons and a member of the Company’s board of directors (17,301 shares), in both the numerator and the denominator.

EWHP INVESTORS. As of the date of filing of this Amendment No. 2 to Schedule 13D, EWHP and EWHP-A are the beneficial owners of 12,417,856 shares, in the aggregate, of the Company’s common stock (the “Securities”), which represents approximately 23.18% of the Common Stock outstanding, and inclusive of the shares subject to the above Warrants and Stock Option, 17,233,831 shares in the aggregate, or 29.52% of the outstanding shares of the Issuer. The Securities include (i) 11,937,578 shares held by EWHP, (ii) 480,278 shares held by EWHP-A, (iii) 748,674 shares which are exercisable by EWHP (719,719 shares) and EWHP-A (28,955 shares) at a price per share of $6.00 pursuant to Warrants to purchase Common Stock issued on November 7, 2019, and 4,050,000 shares which are exercisable by EWHP (3,893,360 shares) and EWHP-A (156,640 shares) at a price per share of $3.50 pursuant to Warrants to purchase Common Stock issued on March 18, 2020, each of which are exercisable within sixty days of the date of filing of this Amendment No. 2 to Form 13D, and (iv) 17,301 shares under an option agreement issued to Scott Barry and which are exercisable within 60 days of the date of filing this Amendment No. 2. EWHP and EWHP-A have the sole voting and investment power with respect to their respective Securities. The $6.00 warrants may be exercised during the period commencing on May 7, 2020 and ending on November 7, 2024, and the $3.50 Warrants may be exercised during the period commencing on September 15, 2020 and ending on March 18, 2025.

ESSEX FUND IX GP. Essex Fund IX GP, the general partner of EWHP and EWHP-A, may also be deemed to have sole voting and investment power with respect to such Securities. Essex Fund IX GP disclaims beneficial ownership of such Securities except to the extent of its pecuniary interest therein.

ESSEX IX GENERAL PARTNER. Essex IX General Partner, the General Partner of Essex Fund IX GP, may also be deemed to have sole voting and investment power with respect to such Securities. The Essex IX General Partner disclaims beneficial ownership of such Securities except to the extent of its pecuniary interest therein.

THE MANAGERS. Under the operating agreement of the Essex IX General Partner, the Managers have the power by majority vote and through the Essex Fund IX GP to (i) cause EWHP and EWHP -A to buy and sell marketable securities of portfolio companies and (ii) direct the voting of such securities. As a result, the Managers may also be deemed to have shared dispositive power and voting power with respect to the Securities held by EWHP and EWHP -A. In addition, Mr. Barry is a member of the Company’s Board of Directors. The Managers disclaim beneficial ownership of such Securities except to the extent of their respective pecuniary interests therein.

None of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

See response to Item 3.

Except for the agreements and instruments described in the response to Item 3, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated February 12, 2021.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

EW HEALTHCARE PARTNERS L.P.				INDIVIDUALS:

By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner
/s/ Martin P. Sutter
By:	Essex Woodlands IX, LLC,		Name:	Martin P. Sutter
Its General Partner

By:	/s/ R. Scott Barry		/s/ R. Scott Barry
	Name:	R. Scott Barry	Name:	R. Scott Barry
	Title:	Manager

EW HEALTHCARE PARTNERS-A L.P.			/s/ Ronald W. Eastman
			Name:	Ronald W. Eastman
By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner

By:	Essex Woodlands IX, LLC,		/s/ Petri Vainio
	Its General Partner		Name:	Petri Vainio

By:	/s/ R. Scott Barry
	Name:	R. Scott Barry
	Title:	Manager	/s/ Steve Wiggins
			Name:	Steve Wiggins
ESSEX WOODLANDS FUND IX-GP, L.P.

By:	Essex Woodlands IX, LLC,
Its General Partner

By:	/s/ R. Scott Barry
	Name:	R. Scott Barry
	Title:	Manager

ESSEX WOODLANDS IX, LLC

/s/ R. Scott Barry
Name:	R. Scott Barry
Title:	Manager